Exhibit 99.1

Viomi Technology Co., Ltd Reports Third Quarter 2020 Unaudited Financial Results

Net revenues increased by 39.0% year-over-year, exceeding previous guidance

GUANGZHOU, China, November 25, 2020 -- Viomi Technology Co., Ltd (“Viomi” or the “Company”) (NASDAQ: VIOT), a leading IoT @ Home technology company in China, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Financial and Operating Highlights

•	Net revenues reached RMB1,486.7 million (US$219.0 million), an increase of 39.0% from the third quarter of 2019.
•	Gross margin was 17.1%.
•	Net income attributable to ordinary shareholders of the Company was RMB34.9 million (US$5.1 million).
•	Non-GAAP net income attributable to ordinary shareholders of the Company[1] was RMB57.4 million (US$8.4 million).
•

Number of cumulative household users reached more than 4.6 million, compared to approximately 4.2 million as of the end of the second quarter of 2020 and approximately 2.6 million as of the end of the third quarter of 2019.

•	Percentage of household users with at least two connected products reached 19.5%, compared to 19.0% as of the end of the second quarter of 2020 and 17.1% as of the end of the third quarter of 2019.

“Under the backdrop of a meaningful industry recovery and rebound in consumer demand in the post-pandemic landscape, we continued our strong growth momentum in the third quarter, once again exceeding our previous guidance,” said Mr. Xiaoping Chen, Founder, Chairman of the Board of Directors and Chief Executive Officer of Viomi.

“Over the past two years, as part of our 5G IoT strategy, we have been developing a 5G IoT technology, protocol and algorithm framework for the home environment, including sensor technology, AI algorithms and smart hardware. Our dynamic, next-generation 5G IoT-enabled products are expected to enable ever-increasing scenario-based content, consumption, entertainment and lifestyle applications in the home environment, which will create numerous monetization opportunities for us over time. We believe such transformational trends will form the foundation of the next phase of industry evolution and we look forward to being at the forefront of these developments.

[1]

“Non-GAAP net income attributable to ordinary shareholders of the Company” is defined as net income attributable to ordinary shareholders of the Company excluding share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

“To this end, we continued to expand our value-added businesses and content applications. At our recent 5G IoT product launch event in October, we announced additional enhancements to our line of 21Face 5G IoT large-screen refrigerators, and further expanded related content partnerships. Following our previous cooperation with various entertainment and media platforms, including Kugou Music, online video platform iQIYI, audio sharing platform Ximalaya FM and recipe sharing app Douguo, we also recently reached a cooperation agreement with Douyin, China’s popular short video social media platform, to further enrich our large-screen content offerings and increase user stickiness. Going forward, we will continue to explore even more IoT content offerings and partnerships in relation to our large-screen products, such as community group purchasing and grocery delivery services, in order to cater to dynamic and ever-changing consumption and user behavioral trends.

“In addition, in light of greater consumer emphasis on cleanness in the post-pandemic era, we have ramped up efforts to capture opportunities in our Viomi-branded water purifier and sweeper robots product categories. We recently launched a number of trend-setting products, including our first series of double reverse osmosis water purifiers, Super, and automatic dust disposal sweeper robot, Alpha. These two product categories have enjoyed extremely robust sales in recent months, most notably during the ‘Double-Eleven’ sales season. We expect such new and innovative products, together with our 21Face large-screen refrigerators, to form important additional pillars of growth in the years ahead. Leveraging upon our extensive existing experience, know-how and supply-chain resources, we have also been making the appropriate internal resource allocations as well as new personnel hires to ensure the success of these projects,” added Mr. Chen.

“In the past two years since our IPO, we have more than doubled our revenues, successfully expanded into numerous diverse product lines, significantly deepened our sales channel penetration, enriched our patent portfolio and established Viomi as a highly differentiated 5G IoT consumer-technology brand, all while maintaining healthy levels of profitability. Looking ahead, we will continue to execute our core 5G IoT strategy, focus our resources on core categories and streamline our product lines. We are fully devoted and committed to delivering strong, high-quality growth, and cementing ourselves as an industry leader in the next-generation of products, technologies and applications. Our goal is to make the 5G IoT home a reality for the benefit of all of our consumers and stakeholders,” concluded Mr. Chen.

“Our year-over-year net revenues growth of 39.0% again demonstrated the strength of our diversified business mix, as the overall industry began to recover from the impact of COVID-19. Gross margin also improved meaningfully on a quarter-over-quarter basis to 17.1%. Our core focus will remain on delivering robust top-line growth through new product launches, sales channel expansion and market share gains. In addition, we also expect to see meaningful gross margin uplift going forward as a result of more positive shifts in product mix, in line with our overall brand premiumization and SKU optimization strategy,” Mr. Shun Jiang, Chief Financial Officer of Viomi, commented.

Third Quarter 2020 Financial Results

REVENUE

Net revenues increased by 39.0% to RMB1,486.7 million (US$219.0 million) from RMB1,069.5 million for the third quarter of 2019, primarily due to the continued successful rollout and significant increase in sales of new products. Revenues from our Viomi business increased by 46.5% to RMB861.9 million (US$126.9 million) from RMB588.2 million for the third quarter of 2019, representing 58.0% of the total revenues.

-

IoT @ Home portfolio. Revenues from IoT @ Home portfolio increased by 72.5% to RMB1,060.2 million (US$156.1 million) from RMB614.8 million for the third quarter of 2019. The growth was primarily driven by the continued successful rollout of certain new product categories, in particular sweeper robots and air conditioning systems.

-

Home water solutions. Revenues from home water solutions decreased by 32.2% to RMB145.4 million (US$21.4 million) from RMB214.5 million for the third quarter of 2019. The decline was primarily due to the decreases in average selling prices, particularly of Xiaomi-branded water purifier products. These effects were partially mitigated by the successful introduction of new series of Viomi-branded water purifier products.

-

Consumables. Revenues from consumables increased by 32.6% to RMB71.3 million (US$10.5 million) from RMB53.7 million for the third quarter of 2019, primarily due to increased demand for the Company’s water purifier filter products.

-	Small appliances and others. Revenues from small appliances and others increased by 12.6% to RMB209.9 million (US$30.9 million) from RMB186.5 million for the third quarter of 2019.

GROSS PROFIT

Gross profit increased by 6.8% to RMB254.3 million (US$37.4 million) from RMB238.1 million for the third quarter of 2019. Gross margin was 17.1%, compared to 22.3% for the third quarter of 2019 and 14.3% for the second quarter of 2020. The year-over-year decrease in gross margin was primarily due to shifts in the Company’s business and product mix, together with structural industry-wide year-over-year decreases in average selling prices of water purifiers. The quarter-over-quarter increase in gross margin was primarily due to a stabilization of margins across product lines, including water purifiers, together with more positive shifts in business and product mix towards higher gross margin products.

OPERATING EXPENSES

Total operating expenses increased by 33.8% to RMB226.4 million (US$33.3million) from RMB169.2 million for the third quarter of 2019, primarily due to the growth of the Company’s business, together with an increase in share-based compensation expenses of RMB11.9 million (US$1.8 million).

Research and development expenses increased by 22.0% to RMB52.7 million (US$7.8 million) from RMB43.2 million for the third quarter of 2019.

Selling and marketing expenses increased by 34.2% to RMB152.2 million (US$22.4 million) from RMB113.4 million for the third quarter of 2019.

General and administrative expenses increased by 70.3% to RMB21.4 million (US$3.2 million) from RMB12.6 million for the third quarter of 2019.

As a percentage of total net revenues, total operating expenses for the third quarter of 2020 decreased to 15.2% from 15.8% for the third quarter of 2019.

INCOME FROM OPERATIONS

Income from operations was RMB36.4 million (US$5.4 million), compared to RMB82.5 million for the third quarter of 2019.

Non-GAAP operating income2, which excludes the impact of share-based compensation expenses, was RMB58.9 million (US$8.7 million), compared to RMB93.1 million for the third quarter of 2019.

NET INCOME

Net income attributable to ordinary shareholders of the Company was RMB34.9 million (US$5.1 million), compared to RMB72.9 million for the third quarter of 2019.

Non-GAAP net income attributable to ordinary shareholders of the Company was RMB57.4 million (US$8.4 million), compared to RMB83.4 million for the third quarter of 2019.

BALANCE SHEET

As of September 30, 2020, the Company had cash and cash equivalents of RMB715.6 million (US$105.4 million), restricted cash of RMB39.7 million (US$5.8 million), short-term deposits of nil and short-term investments of RMB179.6 million (US$26.5 million).

[2]	“Non-GAAP operating income” is defined as income from operation excluding share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

OUTLOOK

For the fourth quarter of 2020, the Company currently expects:

-	Net revenues to be between RMB1.90 billion and RMB2.00 billion, representing a year-over-year growth of approximately 9.1% to 14.8%.

For the full year of 2020, the Company currently expects:

-	Net revenues to be between RMB5.84 billion and RMB5.94 billion, representing a year-over-year growth of approximately 25.6% to 27.7%.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host a conference call at 7:30 a.m. Eastern Time on Wednesday, November 25, 2020 (8:30 p.m. Beijing Time on November 25, 2020) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

United States (Toll Free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	10149971

A telephone replay will be available one hour after the call until December 2, 2020 by dialing:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Passcode:	10149971

Additionally, a live and archived webcast of the conference call will be available at http://ir.viomi.com.

About Viomi Technology

Viomi’s mission is to redefine the future home via the concept of IoT @ Home.

Viomi has developed a unique IoT @ Home platform consisting an ecosystem of innovative IoT-enabled smart home products, together with a suite of complementary consumable products and value-added businesses. This platform provides an attractive entry point into the consumer home, enabling consumers to intelligently interact with a broad portfolio of IoT products in an intuitive and human-like manner to make daily life more convenient, efficient and enjoyable, while allowing Viomi to grow its household user base and capture various additional scenario-driven consumption events in the home environment.

For more information, please visit: http://ir.viomi.com.

Use of Non-GAAP Measures

The Company uses non-GAAP operating income and non-GAAP net income attributable to ordinary shareholders, which are non-GAAP financial measures, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP operating income is income from operations excluding share-based compensation expenses. Non-GAAP net income attributable to ordinary shareholders is net income attributable to ordinary shareholders excluding share-based compensation expenses. The non-GAAP adjustments do not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.

The Company believes that non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges, and these measures provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures should not be considered in isolation or construed as alternative to income from operations, net income, or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. We encourage investors and others to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.7896 to US$1.00, the effective noon buying rate for September 30, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on for September 30, 2020, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Viomi’s strategic and operational plans, contain forward-looking statements. Viomi may also make written or oral forward-looking statements in its periodic reports to the United States Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; the cooperation with Xiaomi, the recognition of the Company’s brand; trends and competition in global IoT-enabled smart home market; development and commercialization of new products, services and technologies; governmental policies relating to the Company’s industry and general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Viomi Technology Co., Ltd

Cecilia Li

E-mail: ir@viomi.com.cn

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: viomi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: viomi@tpg-ir.com

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of September 30,
	2019	2020	2020
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	972,438	715,565	105,391
Restricted cash	30,567	39,691	5,846
Short-term deposits	60,000	—	—
Short-term investments	316,201	179,643	26,459
Accounts and notes receivable from third parties (net of allowance of RMB2,006 and RMB6,717 as of December 31,2019 and September 30, 2020, respectively)	316,189	583,090	85,880
Accounts receivable from a related party (net of allowance of nil and RMB49 as of December 31, 2019 and September 30, 2020, respectively)	707,947	489,145	72,043
Other receivables from related parties (net of allowance of nil and RMB5 as of December 31, 2019 and September 30, 2020, respectively)	23,944	51,997	7,658
Inventories	418,015	492,698	72,567
Prepaid expenses and other current assets	62,314	142,548	20,995

Total current assets	2,907,615	2,694,377	396,839

Non-current assets
Prepaid expenses and other non-current assets	11,170	21,383	3,149
Property, plant and equipment, net	67,293	61,341	9,035
Deferred tax assets	12,276	13,849	2,040
Intangible assets, net	4,357	7,487	1,103
Right-of-use assets, net	19,762	23,518	3,464
Land use rights, net	—	60,834	8,960
Long-term deposits	—	60,000	8,837

Total non-current assets	114,858	248,412	36,588

Total assets	3,022,473	2,942,789	433,427

Liabilities and shareholders’ equity
Current liabilities
Accounts and notes payable	1,043,159	1,010,786	148,873
Advances from customers	103,150	73,661	10,849
Amount due to related parties	25,106	69,060	10,171
Accrued expenses and other liabilities	325,042	269,782	39,735
Short-term borrowing	95,868	—	—
Income tax payables	33,522	29,291	4,314
Lease liabilities due within one year	6,993	9,879	1,455
Total current liabilities	1,632,840	1,462,459	215,397

Non-current liabilities
Accrued expenses and other liabilities	1,795	3,021	445
Lease liabilities	13,391	14,557	2,144
Total non-current liabilities	15,186	17,578	2,589

Total liabilities	1,648,026	1,480,037	217,986

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of September 30,
	2019	2020	2020
	RMB	RMB	US$
Shareholders’ equity
Class A Ordinary Shares (US$0.00001 par value; 4,800,000,000 shares authorized; 98,444,732 and 100,512,725 shares issued and outstanding as of December 31, 2019 and September 30, 2020, respectively)	6	6	1
Class B Ordinary Shares (US$0.00001 par value; 150,000,000 shares authorized; 110,850,000 and 107,937,273 shares issued and outstanding as of December 31, 2019 and September 30, 2020, respectively)	6	6	1
Treasury stock	—	(32,687)	(4,814)
Additional paid-in capital	1,192,332	1,271,350	187,250
Retained earnings	195,596	255,099	37,572
Accumulated other comprehensive loss	(19,145)	(33,626)	(4,953)

Total equity attributable to shareholders of the Company	1,368,795	1,460,148	215,057

Non-controlling interests	5,652	2,604	384

Total shareholders’ equity	1,374,447	1,462,752	215,441

Total liabilities and shareholders’ equity	3,022,473	2,942,789	433,427

Note: On January 1, 2020, the Company adopted ASC326, “Financial Instruments-Credit Losses” using modified-retrospective transition approach. Following the adoption of this guidance, a cumulative-effect adjustment to retained earnings, amounting to RMB2.4 million, was recognized as of January 1, 2020.

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended
	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
Net revenues:
A related party	481,283	624,822	92,026
Third parties	588,218	861,922	126,947
Total net revenues	1,069,501	1,486,744	218,973

Cost of revenues (including RMB10,203 and RMB143,072 with related parties for the three months ended September 30, 2019 and 2020, respectively)	(831,366)	(1,232,481)	(181,524)

Gross profit	238,135	254,263	37,449

Operating expenses(1)
Research and development expenses (including nil, and RMB156, with related parties for the three months ended September 30, 2019 and 2020, respectively)	(43,164)	(52,674)	(7,758)
Selling and marketing expenses (including RMB14,348, RMB23,210 with related parties for the three months ended September 30, 2019 and 2020, respectively)	(113,446)	(152,247)	(22,424)
General and administrative expenses	(12,590)	(21,447)	(3,159)

Total operating expenses	(169,200)	(226,368)	(33,341)
Other income	13,584	8,537	1,257

Income from operations	82,519	36,432	5,365

Interest income and investment income	2,818	9,985	1,471
Other non-operating income	446	580	85

Income before income tax expenses	85,783	46,997	6,921

Income tax expenses	(12,456)	(11,890)	(1,751)

Net income	73,327	35,107	5,170

Less: Net income attributable to the non-controlling interest shareholders	426	187	28

Net income attributable to ordinary shareholders of the Company	72,901	34,920	5,142

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended
	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
Net income attributable to the Company	72,901	34,920	5,142

Other comprehensive (loss)/income, net of tax
Foreign currency translation adjustment	20,255	(24,956)	(3,676)

Total comprehensive income attributable to the Company	93,156	9,964	1,466

Net income per ADS*
-Basic	1.05	0.50	0.07
-Diluted	1.01	0.48	0.07

Weighted average number of ADS used in calculating net income per ADS
-Basic	69,351,625	69,719,922	69,719,922
-Diluted	71,932,384	72,589,361	72,589,361

Net income per share attributable to ordinary shareholders of the Company
-Basic	0.35	0.17	0.03
-Diluted	0.34	0.16	0.02

Weighted average number of ordinary shares used in calculating net income per share
-Basic	208,054,876	209,159,767	209,159,767
-Diluted	215,797,153	217,768,082	217,768,082

*Each ADS represents 3 ordinary shares.

(1)	Share-based compensation was allocated in operating expenses as follows:

	Three Months Ended
	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
General and administrative expenses	1,818	6,270	923
Research and development expenses	5,609	12,963	1,909
Selling and marketing expenses	3,106	3,211	473

VIOMI TECHNOLOGY CO., LTD

Reconciliations of GAAP And Non-GAAP Results

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended
	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
Income from operations	82,519	36,432	5,365
Share-based compensation expenses	10,533	22,444	3,305

Non-GAAP operating income	93,052	58,876	8,670

Net income	73,327	35,107	5,170
Share-based compensation expenses	10,533	22,444	3,305

Non-GAAP net income	83,860	57,551	8,475

Net income attributable to the Company	72,901	34,920	5,142
Share-based compensation expenses	10,533	22,444	3,305

Non-GAAP net income attributable to the Company	83,434	57,364	8,447

Net income attributable to ordinary shareholders	72,901	34,920	5,142
Share-based compensation expenses	10,533	22,444	3,305

Non-GAAP net income attributable to ordinary shareholders	83,434	57,364	8,447

Non-GAAP net income per ADS
-Basic	1.20	0.82	0.12
-Diluted	1.16	0.79	0.12

Weighted average number of ADS used in calculating Non-GAAP net income per ADS
-Basic	69,351,625	69,719,922	69,719,922
-Diluted	71,932,384	72,589,361	72,589,361

Non-GAAP net income per ordinary share
-Basic	0.40	0.27	0.04
-Diluted	0.39	0.26	0.04

Weighted average number of ordinary shares used in calculating Non-GAAP net income per share
-Basic	208,054,876	209,159,767	209,159,767
-Diluted	215,797,153	217,768,082	217,768,082

Note: The non-GAAP adjustments do not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.